

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Via U.S. Mail

Clarence Chung
Entertainment Gaming Asia Inc.
Unit 3705, 37/F, The Centrium
60 Wyndham Street
Central, Hong Kong

> **Re: Entertainment Gaming Asia Inc.**
> **Registration Statement on Form S-3**
> **Filed November 1, 2010**
> **File No. 333-170246**

Dear Mr. Chung:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The registration statement appears to cover the offer and sale of a "combination" of common stock and common stock purchase warrants. Please provide us with your views as to whether this combination of securities should be denominated as a unit for which a separate registration fee and corresponding Regulation S-K disclosure would be required. If so, revise your disclosure throughout the registration statement as appropriate.

Description of Warrants, page 5

2. Please revise your disclosure to specify the state law that will govern the warrants and warrant agreement.

Legal Matters, page 8

3. Please revise your disclosure to state that Greenberg Traurig, LLP has also passed on the validity of the warrants covered by your registration statement.

Undertakings

4. Please delete the undertakings relating to Rule 430A and Rule 430C as they do not appear applicable to your offering.

Exhibit Index

5. We note on page 3 that the description of your capital stock is qualified by reference to your articles of incorporation and bylaws. Please file the relevant portions of both of these documents as exhibits to the registration statement. Please also file the common stock certificate as an exhibit. See Item 601(b)(4) of Regulation S-K.

6. Please file the warrant agreement and the warrant certificate as exhibits to the registration statement. See Item 601(b)(4) of Regulation S-K.

7. Please list your underwriting agreement, or your proposed form of underwriting agreement, as applicable, in your exhibit index.

Exhibit 5.1

8. We note the language in the legal opinion stating that the opinions provided by counsel that relate to the enforceability of the Warrants are subject to the following limitations and qualifications: (1) the unenforceability under certain circumstances under law or court decisions of provisions that provide for the indemnification of or contribution to a party with respect to liability where such indemnification or contribution is contrary to public policy, and (2) the unenforceability of any provision that requires the payment of attorneys' fees, where such payment is contrary to law or public policy. Please advise us as to how these limitations and qualifications relate to the enforceability of the Warrants, or, alternatively, have counsel delete these limitations and qualifications from the opinion.

9. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered and states that counsel undertakes "no responsibility to update these opinions for events and circumstances occurring after the date hereof . . ." Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all such assumptions. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K. In addition, please remove the date qualification contained in the first clause of the last full paragraph on

page 3 or be advised that if circumstances require, we may request that counsel file a new opinion that speaks as of or in close proximity to the date of effectiveness.

10. We note the language in the legal opinion stating that the opinion is "solely" for the benefit of the company and "may not be relied upon, quoted or used by any other person or entity or for any other purpose without our prior written consent." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please have counsel delete this disclaimer from the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Daniel K. Donahue, Esq. (*via facsimile at* (949) 732-6501)
        Greenberg Traurig, LLP